Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 4, 2024

VIA EDGAR CORRESPONDENCE

Ellie Quarles
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Quarles:

This letter responds to your additional comment regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 3, 2024 (the “Registration Statement”). The Registration Statement relates to the First Trust SkyBridge Crypto Industry and Digital Economy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Management of the Fund

The Staff notes Comment 10 set forth in the correspondence filed by the Registrant with the Staff on August 26, 2024. Please disclose that any investment advisor to the Subsidiary complies with the provisions of the Investment Company Act of 1940 relating to investment advisory contracts (Section 15) as if it were an investment advisor of the Fund. Any investment advisory agreement between a subsidiary and its investment advisor is a material contract that should be included as an exhibit to the Registration Statement.

Regarding the request to disclose that any advisor to the Subsidiary complies with the Investment Company Act of 1940 on advisory contracts, because the Advisor and Sub-Advisor to the Fund are also the Advisor and Sub-Advisor to the Subsidiary, the Fund could alternatively consider adding the following disclosure to the section entitled “Management of the Fund—Management of the Subsidiary”:

The Advisor and the Sub-Advisor are each, respectively, the advisor and sub-advisor to the Subsidiary. The Fund’s advisory and sub-advisory agreement approved in accordance with Section 15 of the Investment Company Act covers services provided by the Advisor and the Sub-Advisor both directly to the Fund and to the Subsidiary. The Fund’s Board of Trustees considered and discussed the separate investment advisory and sub-advisory agreement between the Advisor and the Sub-Advisor, respectively, and the Subsidiary and the responsibilities and capabilities of the Advisor and the Sub-Advisor when it considered the approval of the Fund’s investment advisory and sub-advisory agreement.

Response to Comment 1

In response to the Staff’s comment, the Registrant notes its position that because the Subsidiary is not a registered investment company, the provisions of Section 15 of the Investment Company Act of 1940 (the “1940 Act”) do not apply to the Subsidiary pursuant to the terms of the statute. Notwithstanding the foregoing, the Registrant understands that the Staff believes that Section 15 should apply to advisory agreements of a subsidiary, although the Registrant notes that practices have varied among registrants as to how this is actually accomplished or whether Section 15 applies at the subsidiary level. Pursuant to conversations with the Staff, the Registrant further understands that the Staff believes that if the same person is the advisor to both a fund and its subsidiary, as is the present case, then, for purposes of complying with Section 15(c) of the 1940 Act, the reviews of the fund’s and subsidiary’s investment advisory agreements may be combined. In light of the Staff’s position, the Fund’s Board of Trustees, including a majority of the disinterested Trustees, has undertaken to consider and approve the investment advisory and sub-advisory agreements of the Subsidiary.

In light of the foregoing, the Registrant proposes to add the disclosure below (as revised) to the section entitled “Management of the Fund—Management of the Subsidiary” in the Fund’s prospectus (defined terms to be modified in the prospectus):

The Advisor and the Sub-Advisor are each, respectively, the advisor and sub-advisor to the Subsidiary. The Fund’s Board of Trustees, including a majority of the disinterested Trustees, considered and approved the investment advisory agreement between the Advisor and the Subsidiary and the investment sub-advisory agreement among the Advisor, the Sub-Advisor and the Subsidiary.

The Registrant also will file the advisory and sub-advisory agreements of the Subsidiary as exhibits to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren